Exhibit 99.1

PRESS RELEASE

 Bonso Electronics International, Inc. Announces Plan to Delist from Nasdaq and Deregister Its Common Stock

Hong Kong, June 13, 2023 (GLOBE NEWSWIRE) -- Bonso Electronics International, Inc. (NASDAQ BNSO) announced that it will voluntarily delist its common stock from The Nasdaq Stock Market and, based upon ownership of its shares by fewer than 300 holders of record, deregister its common stock under the Securities Exchange Act of 1934, as amended (Exchange Act) and suspend its public reporting obligations.

The Company’s Chairman, Anthony So stated we undertook a thorough and thoughtful review of our cost structure, including costs associated with being a Nasdaq listed and SEC reporting company. Our Board of Directors concluded that the benefits to the Company and its stockholders of continued Nasdaq listing and SEC reporting did not justify the costs of maintaining that listing and continuing to publicly report. The Board’s decision to delist and deregister its securities was made after careful and thorough consideration of the advantages and disadvantages of continuing registration and the continuing costs and demands on management time arising from compliance with SEC and other regulatory requirements. Bonso is eligible to deregister its securities because it has fewer than 300 holders of record. The Board of Directors believes the accounting, legal and administrative savings associated with delisting and deregistration, both in terms of cost and in time, are in the best interests of shareholders and BNSO. For BNSO’s size and the thinly traded nature of its stock, the Board believes the financial and management burden is disproportionate to the benefits of maintaining both its listing and its registered status. For these reasons, our Board voted unanimously to voluntarily delist from Nasdaq and deregister under the Exchange Act.”

The Company intends to file a Form 25 with the Securities and Exchange Commission on or about June 23, 2023, and the Nasdaq delisting is expected to become effective on or about July 11, 2023, at which time trading on Nasdaq will cease. The common stock may thereafter be eligible for quotation on the Pink tier of OTC Markets Group if market makers commit to making a market in the Company’s shares. The Company can provide no assurance that trading in its common stock will continue on the OTC Markets Group or otherwise.

After the Nasdaq delisting becomes effective, the Company will file a Form 15 with the Securities and Exchange Commission on or about July 12, 2023, at which time the Company anticipates that its obligation to file periodic reports under the Exchange Act, including annual and current reports on Form 20-F, and Form 6-K, respectively, will be suspended, and that all requirements associated with being an Exchange Act-registered company, including the requirement to file current and periodic reports, will terminate permanently 90 days thereafter.

Following deregistration, BNSO intends to voluntarily make periodic financial and other information available to its shareholders via its website at http://www.bonso.com. Upon termination of the registration of its Common Stock, the company's securities will not be eligible for trading on any national exchange or the OTCQB market.

BNSO may periodically repurchase shares on the open market at prevailing market prices or in privately negotiated transactions following the filing of the Form 15.

Forward Looking Statements. Any statements set forth above that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act ("SLRA") of 1995, including statements concerning the Company's strategies, plans, objectives, intentions and projections. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "realize," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements are subject to a variety of estimates, risks and uncertainties, known and unknown, which may cause the Company's actual results to differ materially from those anticipated in such forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the filing and effective dates of the Form 15 could differ from what is described above; brokers may not make a market to allow for OTC Pink quotations; and other risks discussed in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. BNSO undertakes no obligation to publicly update or revise any forward-looking statements.

For further information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics